WAVERLY LABS INC.

A Delaware corporation



ANNUAL REPORT

FOR

ANNUAL PERIOD ENDING DECEMBER 31, 2021

19 Morris Avenue
Brooklyn, NY. 11205
www.waverlylabs.com

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Summary

We are an innovative consumer products company founded in the state of Delaware in June of 2014. Our mission is to develop a global brand of voice and language products that combine innovation in hardware and software into cutting edge wearable speech translation technology and other online and mobile software solutions. We strive to improve the user experience by creating not only translation capabilities but intuitive designs, features and robust user experiences. We have a passion for technology and a passion for expanding the means of communication and connection with speech translation systems.

Our Products

In 2016, we launched our first smart earpiece, "Pilot Smart Earbuds", that provides music streaming, voice assisted capabilities and automatic translation of 15 spoken languages. We also launched the "Pilot Speech Translator", a mobile application which facilitates mobile translation on smart phones and serves as the interface to toggle between languages on our Pilot Smart Earbuds. Our Pilot Smart Earbuds were the first consumer product to offer language translation in an earbud format, and we sold over $8,000,000 in products to over 30,000 customers between 2016 and 2019.

In 2019, as a result of our evaluation of market trends, competition, gross margins and the potential for broader market opportunities, we discontinued our Pilot Smart Earbuds and focused our efforts on launching our second product, the "Ambassador Interpreter", an over the ear translation product engineered to accommodate more varied user experiences, such as classrooms and lectures, group meetings and international conferences. The Ambassador Interpreter is designed to target professional interpreters, bilingual businesses, foreign students and travelers.

The Ambassador Interpreter, combined with the accompanying App, is extremely user-friendly and has innovative translation features which makes it well positioned to disrupt the global interpretation and translation market. The Pro version of the App, if released, will allow users to customize our innovative product to their professional, commercial or personal needs, by adding features including customized glossaries and remote syncing.

Our Ambassador Interpreter has the following characteristics:

- Patented Bluetooth architecture that allows 4 units to sync with one smartphone
- Interprets 20 languages and 42 dialects
- Over-the-ear feature for hygienic sharing
- Superior translation and signal strength
- Capable of capturing speech up to a distance of 8 feet
- Battery life of up to 4 hours
- Three modes: Listen, Lecture, Converse

As a complement to Ambassador Interpreter, and in conjunction with our pivot to developing voice and language products for teams and professionals, in 2021 we began developing two new solutions for the B2B market. Both new products, Audience, and Subtitles, debuted in Q1 2022 at the Consumer Electronics Show and have an expected market release in Q2 2022. Our Audience product, a translation solution for lectures, educators and conference event organizers, has the following characteristics:

· Translates to larger audiences in multiple languages simultaneously
· Simple Code to join and listen
· No hardware requirements

Our Subtitles product provides translation for hygienic, safe in-person interactions. With a two-sided screen providing near real-time translation to each person on the other side. Subtitles has the following characteristics:

· Touch interface for users to select language
· Real-time transcript and fast translation
· Safety barrier for additional viral protection

Sales and Distribution

Despite strong economic, political and trade anxieties, the global voice and language sector has continued to grow, and the specific demand for professional interpreters and foreign language employees is continuing to experience rapid growth. We generate revenue through direct product sales of Ambassador Interpreter, with a "Pro" subscription service to the product being contemplated for Fall 2022. A significant portion of our Pilot Smart Earbuds sales were to professional organizations, which often purchased bulk orders (2-15 units per customer), and we have seen this trend increase with bulk Ambassador Interpreter orders of up to 120 units per customer. Additionally, our two new products for 2022 – Audience and Subtitles, are both designed on monthly subscriptions and/or service agreements which vary by usage.

The current sales price of the Ambassador Interpreter is $149, and we expect to receive recurring revenues through subscriptions to the "Pro" version of our app if it is launched.

In January 2019, we discontinued manufacturing the Pilot Smart Earbuds so we could focus our efforts on completing the development and marketing of the Ambassador Interpreter. We, however continued sales of our remaining inventory of the Pilot Smart Earbuds, which inventory was fully depleted in November 2019. We began pre-sales of the Ambassador Interpreter in May 2019, and began shipping in September 2020, with most pre-sales fulfilled throughout 2021 and a small percentage of remaining pre-sales to be fulfilled in the first half of 2022.

Manufacturing and Production

We source materials for our products from all over the world and manufacture our products in China. Source materials we purchase, include chipsets, microphones, speakers, micro-electronic sensors and other materials, fabrics, tools and molds. Our software is developed in collaboration with third party software development teams located in the United States, Europe, the Middle East and China. Certain components of our software, including, our automatic speech recognition systems, machine translation engines, speech synthesis and multi-layered algorithms are licensed from third parties, which we believe makes our products uniquely superior in both our quality of translation capability and user experience.

Government Regulation

Our operations are subject to complex and changing laws and regulations on subjects including, but not limited to: privacy, data security and data localization; consumer protection; advertising, sales, billing and e-commerce; product liability; intellectual property ownership and infringement; Internet, telecommunications, and mobile communications; digital content; availability of third-party software applications and services; labor and employment; anti-corruption; import, export and trade; anti–money laundering; and environmental, health and safety.

Intellectual Property

We hold one patent and two trademarks. Our technology incorporates various off-the-shelf software which we license from third parties.

Competitors

There are several companies that build and sell competing voice and language earphone products. Our competitors range from small start-up companies that have not fully developed their products to global companies. For example, Google markets and sells smart earpieces that translate speech through the Google Translate app on a user's smart phone, Chinese-based, Timekettle, sells an earbud translation system similar to ours, and Orion Labs, based in San Francisco, California, sells voice activated communication devices that translate speech. We believe that we differentiate ourselves through our superior translation software (more than 20 languages and 42 dialects), superior earpiece quality and our capability to deliver a superior translation experience. Additionally, as we release Audience and Subtitles to disrupt the in-person interpretation experience, we will be competing with traditional language service providers (LSPs) which provide human interpretation.

Employees

We currently employ three full-time employees and engage several independent contractors.

Property

We lease shared office space at 19 Morris Avenue, in Brooklyn, New York, and support remote work costs as a condition of executive staff employment, which may be dynamic from month to month. Our monthly rent is based on the number of desks needed each month. Our fixed monthly rent is approximately $2,800.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

Previous Offerings

In 2018, we sold 426,346 Class C Shares for $2.50 per share in a Regulation CF Offering, and 82,010 Class C Shares in a Regulation D Offering in exchange for $2.50 per share, the proceeds of which we used for research and development and general and administrative expenses.

During the years ended December 31, 2020 and 2019, we raised gross proceeds of $533,553 and $531,713, respectively, in an offering of Series C Common Stock pursuant to Regulation Crowdfunding, issuing 160,921 and 188,455 shares of Class C common stock, respectively, at prices between $2.37-

$3.80 per share.

In 2019, we engaged in a Regulation CF offering in which we raised $1,065,265 through the sale of 353,152 shares of Series C Common Stock.

During the year ended December 31, 2021 and the year ended December 31, 2020, we raised proceeds of $1,867,143 and $533,553, respectively, in an offering of our Series C Common Stock pursuant to an offering under Regulation A and Regulation Crowdfunding, issuing 232,570 and 160,921 shares of Series C common stock, respectively, at a price of $8.86 per share.

During 2021, we issued various employees and consultants options to purchase an aggregate of 167,085 shares of Series C Common Stock having an exercise price of $2.30 per share.

RISK FACTORS

Investing in our Series C Shares involves risk. In evaluating us and an investment in our Series C Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Annual Report. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Series C Shares. The following is a summary of the risk factors that we currently believe make an investment in our Series C Shares speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We face significant competition.

The market for language translation earpieces continues to become more competitive as the technology utilized for such devices matures. We expect competition to intensify at a quicker rate as existing competitors introduce new and more competitive products and as new market entrants, including larger and more established companies, introduce new language translation products. Many of our competitors have more access to capital, marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue to intensify.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends in significant part, on the continued service and efforts of key personnel, including, our chief executive officer and director, Andrew Ochoa. Mr. Ochoa is critical to our strategic direction, product development, and overall management as well as our research and development process. The loss of Mr. Ochoa could adversely affect our business, financial condition and operating results. As we grow, our future success will depend on our ability to attract and hire additional highly skilled and experienced employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Risks of borrowing.

We have various loan outstanding and in the future, we may have to seek other loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition. In addition, on any secured loan, could result in a foreclosure on our assets.

New product introductions.

To remain competitive and stimulate customer demand, we must continually develop and introduce new products, enhance our existing products and effectively stimulate customer demand for our products. As a result, our research and development efforts are continual and require substantial research and development expenses, which may not result in an acceptable return. In addition, the introduction of new products or product enhancements, such as our Ambassador Interpreter, may shorten the life cycle of our existing products or replace sales of some of our current products, offsetting the benefit of a successful product introduction, and new product releases and enhancements may cause customers to defer purchasing our existing products in anticipation of the new products, causing challenges in managing our inventory. If we fail to effectively manage new product introductions, our revenue and profitability will be harmed.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We hold one patent and two trademarks. We also plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease marketing and selling our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We rely on third party licenses.

Our technology incorporates various off-the-shelf third party software. Our licenses for such software are neither exclusive nor perpetual. Therefore, we are at risk that we may lose the right to license one or more key components of our products or that the costs to license them may increase. In either case, our business, financial condition could be materially and adversely affected or disrupted.

We may face technological and design challenges.

We may discover that the optimal retail price points for our products are below the level we can sustainably price our current low-cost architecture, which could necessitate the development of new product architecture that could take years to develop. During our development of future products, one or more issues may arise that could cause us to abandon them, which could result in further delays to new product releases. This could happen at any point in the development cycle and could result in a significant delay to achieving the product line. The need to develop a new product line, could create significant delays, increase operational expenses, and adversely impact our operating results.

Manufacturing and selling our products internationally may cause problems and present risks.

Certain components of our products are manufactured in internationally, and mainly, in China. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Risks related to changes in foreign currency exchange rates

Some of our products or components of our products are be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic.

The ongoing COVID-19 pandemic and any preventative or protective actions that governmental authorities or we may take in response to the pandemic may have a material adverse effect on our business or the business of our customers, suppliers, or distribution channels, including additional business shutdowns, reduced operations, restrictions on shipping, reduced consumer demand, or the ability of our customers to make payments. In addition, preparing for and responding to the ongoing pandemic could divert management's attention from our key strategic priorities, increase costs as we prioritize the health and safety of our employees, cause us to reduce, delay, alter, or abandon strategic initiatives that may otherwise increase our long-term value, and otherwise disrupt our business operations. Also, while we believe the employee-safety measures we have implemented or others we may take in the future are temporary, they may continue until after the pandemic is contained and could amplify existing risks or introduce new risks that could adversely affect our business. Furthermore, these safety measures may not be successful in preventing the spread of the virus among our employees and we could face litigation or other claims related to unsafe working conditions, inadequate protection of our employees, or other similar or related claims. Any of these claims, even if without merit, could result in costly litigation or further divert management's attention and resources.

The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

We are subject to complex and changing laws and regulations worldwide, which expose us to potential liabilities, increased costs and other adverse effects on our business.

Our operations are subject to complex and changing laws and regulations on subjects including, but not limited to: privacy, data security and data localization; consumer protection; advertising, sales, billing and e-commerce; product liability; intellectual property ownership and infringement; Internet, telecommunications, and mobile communications; digital content; availability of third-party software applications and services; labor and employment; anti-corruption; import, export and trade; anti–money laundering; and environmental, health and safety.

Compliance with these laws and regulations may be onerous and expensive, increasing the cost of conducting our operations. Changes to laws and regulations can adversely affect our business by increasing our costs, limiting our ability to offer a product or service to customers, requiring changes to our business practices or otherwise making our products and services less attractive to customers. We implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures. If we are found to have violated laws and regulations, it could materially adversely affect our reputation, financial condition and operating results.

If critical components used to manufacture our products become scarce or unavailable, we may incur delays in manufacturing and delivering our products, which could damage our business.

We obtain components from a limited group of suppliers. We do not have long term agreements with any of these suppliers that obligate them to continue to sell components or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components and will perform their obligations on a timely basis.

In addition, certain components used to manufacture our products may be subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating uncertainty regarding our suppliers' continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost effective basis, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or are otherwise unable or unwilling to provide us with materials or components, then we may have to find new suppliers. It may take time to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Defects in design or manufacture may result in recalls and negatively impact business and operating results.

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our products. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the products prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products or their components prove to be defective. In addition, our products may not perform consistent with customers' expectations or consistent with other similar products currently available. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

 The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of all electronic products. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our products do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

We are responsible for product warranties and defects.

We provide warranties for all of our products. Significant warranty claims could have a material adverse effect on our financial condition and results of operations and harm our reputation.

Terms of future financings may adversely impact your investment.

We may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Series C Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series C Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Because no public trading market for our Series C Shares currently exists, it will be difficult for you to sell your Series C Shares and, if you are able to sell your Series C Shares, you may have to sell them at a substantial discount to the price you paid for the Series C Shares.

There is no public market for our Series C Shares. Until our Series C Shares are listed on an exchange, if ever, you may not sell your Series C Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Series C Shares promptly or at all. If you are able to sell your Series C Shares, you may have to sell them at a substantial discount to the price you paid for the Series C Shares.

Investors in our Series C Shares have no voting rights.

Subject to applicable law and, except as provided in our organizational documents, the holders of Series C Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Series C Shares disapprove. In assessing the risks and rewards of an investment in the Series C Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Series C Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

Our sole executive officer and director effectively has voting control.

As of the date of this Report, Andrew Ochoa our sole executive officer and director, holds over 99% of our voting power, primarily as a result of his ownership of substantially all of our Series A Shares, which hold ten (10) votes per share. As a result, Mr. Ochoa is able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. In addition, pursuant to a Voting Agreement entered into between the holders of our Series A Shares and Series B Shares, each holder of our Series A Shares and Series B Shares agreed that so long as they continue to hold at least ten percent (10%) of our outstanding shares of common stock, they shall vote all of their shares to maintain a board of directors of three (3) members, and shall elect to the board the three individuals nominated by Andrew Ochoa. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2021 (the "**2021 Annual Period**"), and the twelve-month period ended December 31, 2020 (the "**2020 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on June 16, 2014. Our headquarters is located in Brooklyn, New York. We develop voice and language products for teams and professionals, specifically at the convergence of wearable technology and speech translation.

Results of Operation

Revenue

For the 2021 Annual Period, our revenue, net of returns and refunds, was $832,033, compared to $423,312 for the 2020 Annual Period. The increase in revenue during 2021, is primarily attributable to sale of our new product, the Ambassador Interpreter, which we launched in September 2020.

Cost of Sales

For the 2021 Annual Period, our cost of sales was $631,479 compared to $348,510 for the 2020 Annual Period. The increase in cost of sales for the 2021 Annual Period was primarily due to the increase in unit sales of the Ambassador Interpreter.

Gross Profit

For the 2021 Annual Period, our gross profit was $200,554, compared to $74,802 for the 2020 Annual Period. The increase in gross profit for the 2021 Annual Period, primarily resulted from the significant increase in revenue related to the launch of the Ambassador Interpreter.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. For the 2021 Annual Period, our operating expenses were $1,557,354, including $441,961 for sales and marketing expenses, $227,873 for research and development expenses and $887,520 for general and administrative expenses. For the 2020 Annual Period, our operating expenses were $1,207,264, including $145,981 for sales and marketing expenses, $228,704 for research and development expenses and $832,579 for general and administrative expenses. The increase in our operating expenses for the 2021 Annual Period, is primarily a result of increased sales and marketing activities.

Operating Loss

Our operating loss for the 2021 Annual Period was $1,356,800, compared to a $1,132,462 net operating loss for the 2020 Annual Period. The increase in operating loss for the 2021 Annual Period, is primarily due to higher sales and marketing expenses, offset in part by the increased gross profit.

Other Income/Expenses

Other income, net of other expense, for the 2021 Annual Period was $110,040 which consisted primarily of $124,879 of PPP loan forgiveness, $8,000 of grant income, $5,529 of prior period income tax and insurance refunds and $33 of interest expense, offset in part by $28,401 of interest expense. We incurred $2,858 of other income and expense in the 2020 Annual Period, which consisted of interest expense, net of interest income.

Net Income/Loss

Our net loss for the 2021 Annual Period was $1,246,760, compared to a net loss of $1,135,320 for the 2020 Annual Period, a difference of $111,440. The increase in net loss is primarily due to the additional sales, advertising and marketing costs associated with the launch and ongoing sales of the new Ambassador product.

Liquidity and Capital Resources

Since our inception, we have raised over $4,300,000, through various securities offerings, which funds were used for operations. As of December 31, 2021, we had $614,968 in unrestricted cash, compared to $136,408 in unrestricted cash as of December 31, 2020. The Company had restricted cash related to Indiegogo reserves of $27,372 and $27,372 as well as funds held in escrow with StartEngine of $100,000 and $0, as of December 31, 2021 and 2020, respectively. As of May 2, 2022 and excluding any future proceeds of our current Regulation A+ offering, we have sufficient capital to fund our operations through December 2022.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, the proceeds of various loans, and additional debt and/or equity financing we may obtain in the future, as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

Debt

On April 7, 2020, we entered into a loan with Chase Bank in the principal amount of $66,207, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note which bears interest at a fixed rate of 0.98% per annum, and the first six months of interest is deferred. The loan has an initial term of two years and is unsecured. We used the proceeds of the loan for payroll and other expenses permitted by the CARES Act. We received full forgiveness of this loan in April 2021.

On April 21, 2020, we obtained an economic disaster relief loan from the US Small Business Administration in the principal amount of $51,500 which is secured by all our assets. In connection therewith, we entered into a Loan and Authorization Agreement, a Promissory Note and a Security Agreement. The loan has a term of thirty (30) years and bears interest at a fixed rate of 3.75% per annum.

We were required to make monthly loan payments of $251 commencing in April 2021, twelve months from the date of the Note. We used the proceeds of the loan for working capital.

On November 11, 2020, the Company entered into a loan agreement with StartEngine Primary, LLC in the amount of $50,000 bearing no interest. The loan was to have been repaid on the date of the closing of the January 2021 offering, out of the proceeds of that offering. The loan was repaid in full on February 17, 2021.

On November 23, 2020, we obtained a short term $50,000 loan from PayPal Working Capital ("PayPal"). The loan had fixed interest of $6,880 and required weekly payments of $1,093.84, for 52 weeks. This loan was paid in full on July 9, 2021, from the proceeds of a new PayPal loan in the amount of $67,900. The $67,900 short term loan has a fixed interest of $9,343 and requires weekly payments of $1,485.43. As of December 31, 2021, there was $37,439 in principal and $2,668 in interest outstanding under the loan. The current PayPal loan matures on July 9, 2022.

In January 2021, we entered into a loan agreement with Shopify in the amount of $30,510. In July 2021, the Company entered into a second loan agreement with Shopify in the amount of $30,000. Both loans required that 17% of gross sales be used to repay the loans. Both loans were paid in full as of December 31, 2021.

In January 2021, we entered into a loan agreement with StartEngine Primary, in the amount of $100,000 bearing no interest. Repayment was made from the proceeds of the 2021 StartEngine campaign. The loan was paid in full as of December 31, 2021.

On February 2, 2021, we entered into a loan with Chase Bank in the principal amount of $58,672, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note which bears interest at a fixed rate of 0.98% per annum, and the first six months of interest is deferred. The loan has an initial term of two years and is unsecured. We used the proceeds of the loan for payroll and other expenses permitted by the CARES Act. We received full forgiveness of this loan in December 2021.

In August 2021, the Chief Executive Officer loaned the Company $10,000. This loan was repaid in full in September 2021.

On September 14, 2021, we received a second economic disaster relief loan from the US Small Business Administration in the principal amount of $378,900. In connection therewith, we entered into a Loan and Authorization Agreement, a Promissory Note and a Security Agreement. The loan has a term of thirty (30) years and bears interest at a fixed rate of 3.75% per annum. The loan is secured by all our assets. Monthly payments of interest and principal of $1,951 are due, beginning twenty-four months from the date of this Note.

On November 17, 2021, the aforementioned SBA loan was increased by $59,500 for a total outstanding balance of $438,300. Monthly payments were increased from $1,951 to $2,256. We are using the proceeds of the loan for working capital.

Plan of Operations

Throughout 2022, we intend to continue to focus on marketing and selling our Ambassador Interpreter, launching the Audience and Subtitles subscription service products in 2022. The table below outlines our significant goals for the next 12 months:

Estimated	Milestone	Estimated Cost

Completion Date			
Q2– 2022	Framework and preliminary testing of Audience and Subtitles subscription service products	$	153,500
Q3 – 2022	Launch Audience and Subtitles subscription service products	$	153,500
Q4 – 2022	Scale Ambassador and subscription service products	$	153,500

The extent to which we will be able to complete the milestones outlined above is dependent upon our ability to fund the sales and marketing effort.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers, directors and significant employees.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
G. Andrew Ochoa	President, Chief Executive Officer, President, Secretary, Treasurer and Director	40	June 2014-Present	Full Time
Sergio Del Rio Diaz	Vice-President of Product	35	July 2014 – Present	Full Time
Georgiy Konovalov	Senior Software Engineer - Mobile	30	February 2016 – Present	Full-Time
Alisher Agzamov	Senior Software Engineer – Dev Ops	33	September 2017-Present	Contractor, 40 hours / week
Alexis Creuzot	iOS Developer	34	November 2016 – Present	Contractor, 40 hours / week

There are no arrangements or understandings between our executive officers and director and any other persons pursuant to which the executive officer or director was selected to act as such.

G. Andrew Ochoa, has served as our sole executive officer and as a director since our inception in July 2014, directing our business, operations and product strategy. Between July 2014 and May 2018, he served as our Vice President of Products, overseeing the product development strategy of our Pilot Smart Earbuds, including the sales/marketing initiatives that generated over $8 million in revenues. Between November 2014 and May 2016, Mr. Ochoa served as a product and support manager at Float Schedule, where he worked with management to outline product features, sales/marketing strategies, and business development initiatives.

Sergio Del Rio Diaz, has served as our Vice-President of Product since May 2018, and oversees all aspects of product development, including manufacturing, supply chain distribution, and software development integration. Between July 2014 and May 2018, Mr. Diaz served as our lead product engineer, where he was responsible for the industrial and mechanical design and product engineering of our Pilot Smart Earbuds. Between May 2009 and July 2014, Mr. Diaz was a product designer for a subsidiary of GE where he was responsible for designing and prototyping washing machines, ovens, refrigerators and dishwashers.

Georgiy Konovalov, has served as our Senior Software Engineer - Mobile since February 2016, leading our mobile application development across both android and iOS systems. He oversees software engineering research and development related to our hardware integration and communication protocols. Prior to joining us, between January 2014 and February 2016, Mr. Konovalov served as a senior software engineer at Technological ASBT, where he was responsible for implementing various national interest projects for the Republic of Uzbekistan, including the design of the Citizens Search System for the Ministry of Internal Affairs of Uzbekistan, the development of the Electronic Health Records system for the Uzbekistan Ministry of Healthcare and the design of a mobile Android app for Ipoteka Bank. Between October 2011 and January 2014, Mr. Konovalov served as a software engineer at Finnet Limited LTD, where he assisted in the development of the SAAS project, KPI.com.

Alisher Agzamov, has served as our Senior Software Engineer - Development Operations, since September 2017, and oversees the development of our backend systems, server infrastructure and automation processes. Between December 2013 and September 2017, he served as a senior software engineer at Advertising Network, where he was responsible for developing a high-load advertising platform. Between January 2015 and December 2016, Mr. Agzamov was the full-stack developer at Tabrier.

Alexis Creuzot, has served as lead iOS Developer since October 2017. Fascinated by new technologies and innovative interfaces, Alexis breathes everything Apple since the original iPhone release. At Waverly Labs, he helped bring both Pilot and Ambassador from the drawing board to the App Store, involving himself in each step of the process. Caring deeply about the quality and aesthetic of each project he works on, his skillset was shaped along the years by dozens of projects for all types of industries. He is also deeply engaged in the Open Source community where he contributes to several libraries, some as original author.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2021:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation		Total Compensation
G. Andrew Ochoa	President, Chief Executive Officer, President, Secretary, Treasurer and Director	$125,000	$5,150	(1)	$130,150

(1) Represents health benefits.

The directors do not receive any compensation for their service as directors.

We are party to an Employment Agreement dated June 1, 2016, with Mr. Ochoa. The Employment Agreement provides for an annual base salary of $85,000, which is subject to adjustment, from time to time, by our Board of Directors. In September 2021 his salary was increased to $125,000. We may terminate the agreement at any time, for any reason, on 10 days prior written notice, and Mr. Ochoa may terminate the agreement at any time, for any reason, on 30 days written notice. If Mr. Ochoa terminates his employment as a result of a material diminution of his duties, position or responsibilities, or because his total annual compensation is less than $125,000, and we fail to cure the same within 30 days following receipt of written notice, Mr. Ochoa shall be entitled to severance equal to six months base salary; unless we terminate all of our employees and consultants with management authority during such 30 day cure period, in which case no severance payment shall be due. If we terminate Mr. Ochoa without cause, Mr. Ochoa shall be entitled to severance equal to six months base salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding securities as of March 31, 2022, by (i) each person who we know owned, beneficially, more than 10% of our voting securities, and (ii) all current executive officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	
Series A Common Stock	Andrew Ochoa 19 Morris Avenue Brooklyn, New York 11205	2,528,750	0	99.9	5%
Series A Common Stock	All directors and officers as a group (1 person)	2,528,750	0	99.9	5%

RELATED PARTY TRANSACTIONS

In August 2021, the Chief Executive Officer loaned the Company $10,000. This loan was repaid in full in September 2021.

OUR SECURITIES

Our authorized capital stock consists of (a) 10,000,000 shares of common stock, having a par value of $0.0001 per share, of which 3,911,569 shares are designated as "Series A Common Stock" (the "**Series A Shares**"), 1,803,818 shares are designated as "Series B Common Stock" (the "**Series B Shares**"), and 4,284,613 shares are designated as "Series C Common Stock" (the "**Series C Shares**," and sometimes together with the Series A Shares and the Series B Shares, the "**Common Stock**").

As of December 31, 2021, we had 2,530,319 Series A Shares outstanding, 646,791 Series B Shares outstanding, and 4,284,613 Series C Shares outstanding. We also had outstanding options to purchase 569,749 Series B Shares, of which 458,098 have an exercise price of $0.11 per share, 1,000 have an exercise price of $2.50 per share, and 110,651 have an exercise price of $2.30 per share.

The rights of holders of our Common Stock are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Series A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board of chief executive officers, with the approval of the holders of our voting shares, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock.

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

The holders of Series A Shares are entitled to ten (10) votes per share, the holders of Series B Shares are entitled to one (1) vote per share, and the holders of Series C Shares have no voting rights, except as provided under Delaware law, which include the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Series C Shares, or alter or change the powers, preferences, or special rights of the Series C Shares, so as to affect them adversely.

In addition, the holders of Series C Shares, to the fullest extent permitted by applicable law, have no right to inspect or make copies of our stock ledger, receive a list of stockholders, or our other books and records.

The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation

We sold shares in our most recent Regulation CF campaign at a pre-money valuation of $13,991,558. Our approach was to review our 12 month revenue forecast at a multiple of 4x-5x under a Hardware/SaaS business model (hardware sales + subscription recurring revenues). In addition, we reviewed the valuations of similar companies in the private markets and Regulation Crowdfunding markets as a measure of the required capital to sustain operations. We made this valuation internally.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds tobelieve that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

WAVERLY LABS INC.

By: _____
    Andrew Ochoa, Chief Executive Officer

FINANCIAL STATEMENTS

Waverly Labs Inc.
A Delaware Corporation

Financial Statements

December 31, 2021 and 2020

Waverly Labs Inc.

TABLE OF CONTENTS

Audited Financial Statements as of December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021 and December 31, 2020

WAVERLY LABS INC.
BALANCE SHEETS
As of December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 614,968	$ 136,408
Restricted Cash	27,372	27,372
Funds held in escrow	100,000	-
Accounts Receivable	5,557	-
Prepaid expenses	28,539	43,815
Inventory	14,689	882
Inventory deposit	170,906	92,897
Security deposit	3,800	2,800
Total Current Assets	965,831	304,174
Non-Current Assets:		
Property and equipment, net	220,762	323,068
Total Non-Current Assets		
TOTAL ASSETS	$ 1,186,593	$ 627,242

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

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WAVERLY LABS INC.
BALANCE SHEETS
As of December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 50,717	$ 34,596
Accrued expenses	186,710	117,716
Loans payable - current	40,107	113,220
Deferred revenue, net	213,017	624,365
Total Current Liabilities	490,551	889,897
Long-Term Liabilities:		
Loans payable - long term	496,335	101,845
Total Long-Term Liabilities	496,335	101,845
TOTAL LIABILITIES	986,886	991,742
Commitments & Contingencies	-	-
Stockholders' Equity		
Series A Common Stock, $0.0001 par, 3,911,569 shares authorized, 2,530,319 and 2,530,319 shares issued and outstanding, 2,530,319 and 2,530,319 shares vested as of December 31, 2021 and December 31, 2020, all respectively.	253	253
Series B Common Stock, $0.0001 par, 1,803,818 shares authorized, 646,791 and 624,791 shares issued and outstanding, 646,791 and 624,791 shares vested as of December 31, 2021 and December 31, 2020, all respectively.	64	62
Series C Common Stock, $0.0001 par, 4,284,613 shares authorized, 1,112,247 and 879,677 shares issued and outstanding, 1,112,247 and 879,677 shares vested as of December 31, 2021 and December 31, 2020, all respectively.	111	89
Treasury Stock, $0.0001 par, 889,724 and 889,441 shares held as of December 31, 2021 and December 31, 2020, all respectively	(273,579)	(271,072)
Additional paid-in capital	4,531,106	2,717,662
Accumulated deficit	(4,058,248)	(2,811,494)
Total Stockholders' Equity	199,707	(364,500)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,186,593	$ 627,242

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

WAVERLY LABS INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

		12/31/2021		12/31/2020
Net revenues	$	832,033	$	423,312
Costs of goods sold		(631,479)		(348,510)
Gross profit		200,554		74,802
Operating Expenses:				
General & administrative		887,520		832,579
Research & development		227,873		228,704
Sales & marketing		441,961		145,981
Total Operating Expenses		1,557,354		1,207,264
Loss from operations		(1,356,800)		(1,132,462)
Other Income/(Expense):				
Interest expense		(28,401)		(2,985)
Other income		138,408		-
Interest income		33		127
Total Other Income/(Expense)		110,040		(2,858)
Loss before provision for income taxes		(1,246,760)		(1,135,320)
Provision for income taxes		-		-
Net loss	$	(1,246,760)	$	(1,135,320)
Basic net loss per share	$	(0.30)	$	(0.28)
Diluted net loss per share	$	(0.30)	$	(0.28)
Weighted average shares outstanding - basic		4,162,072		4,010,195
Weighted average shares outstanding - diluted		4,162,072		4,010,195

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-5-

WAVERLY LABS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2021 and December 31, 2020

| | Series A Common Stock | | Series B Common Stock | | Series C Common Stock | | Treasury Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity / (Deficit) |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2019	2,530,319	$ 253	624,791	$ 62	699,557	$ 71	889,087	$ (269,727)	$ 2,178,318	$ (1,676,174)	$ 232,803
Stock repurchases	-	-	-	-	(354)	-	354	(1,345)	-	-	(1,345)
Issuance of Series C common stock for services	-	-	-	-	19,553	2	-	-	-	-	2
Stock-based compensation	-	-	-	-	-	-	-	-	2,883	-	2,883
Issuance of Series C common stock	-	-	-	-	160,921	16	-	-	569,403	-	569,419
Offering costs	-	-	-	-	-	-	-	-	(32,942)	-	(32,942)
Net loss	-	-	-	-	-	-	-	-	-	(1,135,320)	(1,135,320)
Balance at December 31, 2020	2,530,319	$ 253	624,791	$ 62	879,677	$ 89	889,441	$ (271,072)	$ 2,717,662	$ (2,811,494)	$ (364,500)
Stock repurchases	-	-	-	-	-	-	283	(2,507)	-	-	(2,507)
Issuance of Series B common stock, stock options exercised	-	-	22,000	2	-	-	-	-	2,418	-	2,420
Stock-based compensation	-	-	-	-	-	-	-	-	32,832	-	32,832
Issuance of Series C common stock	-	-	-	-	232,570	22	-	-	1,964,705	-	1,964,727
Offering costs	-	-	-	-	-	-	-	-	(186,511)	6	(186,505)
Net loss	-	-	-	-	-	-	-	-	-	(1,246,760)	(1,246,760)
Balance at December 31, 2021	2,530,319	$ 253	646,791	$ 64	1,112,247	$ 111	889,724	$ (273,579)	4,531,106	$ (4,058,248)	$ 199,707

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-6-

WAVERLY LABS INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
Cash Flows From Operating Activities		
Net Loss	$ (1,246,760)	$ (1,135,320)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	107,104	58,738
Stock compensation expense	-	2,883
Common stock issued for services	32,832	35,868
Paycheck Protection Program loan forgiveness	(124,879)	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivables	(5,557)	-
(Increase)/Decrease in prepaid expenses	15,277	25,428
(Increase)/Decrease in inventory	(13,807)	464
(Increase)/Decrease in inventory deposit	(78,009)	(81,714)
(Increase)/Decrease in security deposit	(1,000)	(108,464)
Increase/(Decrease) in accounts payable	16,121	(8,219)
Increase/(Decrease) in accrued expenses	68,994	101,504
Increase/(Decrease) in deferred revenues	(411,348)	68,609
Increase/(Decrease) in accrued interest payable	7,998	-
Net Cash Used In Operating Activities	(1,633,034)	(1,040,223)
Cash Flows From Investing Activities		
Purchase of property and equipment	(4,797)	108,464
Net Cash Used In Investing Activities	(4,797)	108,464
Cash Flows From Financing Activities		
Proceeds from issuance of Class C common stock	1,867,143	533,553
Offering costs	(186,505)	(32,942)
Payments to repurchase stock	(2,507)	(1,345)
Proceeds from loans payable	731,915	213,761
Payments to repay loans	(293,655)	-
Net Cash Provided By Financing Activities	2,116,391	713,027
Net Change In Cash	478,560	(218,732)
Cash at Beginning of Period	163,780	490,976
Cash at End of Period	$ 642,340	$ 163,780
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 23,678	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and December 31, 2020 and for the years ended

NOTE 1: NATURE OF OPERATIONS

Waverly Labs Inc. (the "Company"), is a corporation organized June 16, 2014 under the laws of Delaware. The Company developed and sells an earpiece language translator.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising costs incurred for the periods ended December 31, 2021 and 2020 totaled $277,453 and $69,958, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020 the Company's cash and cash equivalents exceeded FDIC insured limits by $322,018 and $0, respectively. The Company also had restricted cash related to Indiegogo reserves of $27,372 and $27,372 and cash held in escrow with StartEngine of $100,000 and $0, as of December 31, 2021 and December 31, 2020, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2021 and December 31, 2020, the Company reported accounts receivable of $5,557 and $0, respectively.

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and December 31, 2020 and for the years ended

Inventory & Shipping and Handlings Costs

Inventory is stated at the lower of cost or market and accounted for using the First In, First Out method. The inventory balances as of December 31, 2021 and December 31, 2020 consist of finished goods held for sale and inventory components to be used in the manufacture of finished goods. Inventory of finished product recorded on the balance sheet totaled $14,689 and $882 as of December 31, 2021 and December 31, 2020, respectively. The Company has outsourced manufacturing to an offshore third party. Deposits are made with the manufacturer when additional product is ordered for production. Such costs are recorded as current assets on the balance sheet and totaled $170,906 and $92,897 as of December 31, 2021 and December 31, 2020, respectively. Shipping and handling costs are expensed when incurred.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances as of December 31, 2021 and December 31, 2020 have estimated useful lives ranging from 3 – 5 years. The Company also depreciates equipment based on actual production of units over the estimated production life of the asset. Firmware capitalization is based on ASC 985 and is depreciated on the shorter of straight line or ratio of revenue recognized to total estimate of revenue. The Company's property and equipment consisted of the following as of December 31, 2021 and December 31, 2020:

	2021	2020
Software and firmware	$ 357,477	$ 353,877
Computers and equipment	42,644	41,448
Machinery	23,981	23,980
Furniture and fixtures	817	817
Accumulated depreciation	(204,157)	(97,054)
Property and equipment, net	$ 220,762	$ 323,068
Depreciation expense	$ 107,104	$ 58,738

Depreciation in the amount of $104,614 is reflected in cost of goods sold for the year ended December 31, 2021 and $54,619 is reflected in cost of goods sold for the year ended December 31, 2020.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Stock options were valuded using Level 3 inputs.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods or completion of services has occurred, provided there is a persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. The Company conducted pre-sale crowdfunding campaigns on its products in 2020, which resulted in $531,725 of new customer deposits for future production at December 31, 2020. The pre-sale crowdfunding campaign was not in place in 2021 and as such, there was $0 of new customer deposits received in 2021 for future production. The remaining balance of deferred revenue from pre-orders associated with the crowdfunding campaign at December 31, 2021 and December 31, 2020 was $197,664 and $531,725, respectively. Deferred revenue from pre-orders not associated with the crowdfunding campaign at December 31, 2021 and December 31, 2020 was $15,353 and $92,640, respectively. $334,061 of the 2020 crowdfunding related deferred revenue was recognized as revenue in the twelve months ended December 31, 2021. Deferred revenue in total was $213,017 and $624,365 at December 31, 2021 and December 31, 2020, respectively. Deferred revenue is recognized at the time the units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $227,873 and $228,704 for the periods ended December 31, 2021 and December 31, 2020, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized

as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company estimates its taxable losses for the years ended December 31, 2021 and 2020 to be $1,300,000 and $939,000, respectively. The Company has cumulative tax loss positions (net operating loss carryforwards) of $4,200,000 (estimated) at December 31, 2021 and $2,857,134 at December 31, 2020. The cumulative tax loss position at December 31, 2020 has been updated to reflect the amount reported on the Company's Form 1120 for the year then ended. The Company has deferred tax assets of approximately $1,096,000 and $745,712 as of December 31, 2021 and December 31, 2020, respectively, from these net operating loss carryforwards and other book-to-tax differences, calculated using the Company's combined effective federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Company also has a $45,415 income tax credit at both December 31, 2021 and December 31, 2020. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2021 and December 31, 2020.

Due to the full valuation allowance, no provision for tax was recorded for the periods ended December 31, 2021 and December 31, 2020. The Company owes no federal or state tax as of December 31, 2021 and December 31, 2020. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. At December 31, 2021 there were outstanding stock options convertible into 626,183 shares of common stock, however, they were excluded from the calculation of earnings per share as they were anti-dilutive.

Related Party Transactions

In August 2021, the Chief Executive Officer loaned the Company $10,000. This loan was repaid in full in September 2021.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in a cumulative net loss position of $4,058,254 as of December 31, 2021, had negative cash flows from operations of $1,508,156 and a net loss of $1,246,760 for the year ended December 31, 2021, holds less than a year worth of cash reserves as of December 31, 2021, and has working capital of $475,280 as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEBT

On April 7, 2020 the Company secured a loan through the Small Business Administration for the Payroll Protection Program ("PPP1"), a 24-month term loan agreement in the amount of $66,207, bearing interest at .98%, no payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal monthly payments of principal and interest, commencing on the first business day after the end of the deferment period. The amount of loan forgiveness shall be calculated in accordance with the requirements of the Program, including the provisions of Section 1106 of the CARES Act. The Company received forgiveness in full for PPP1 on April 1, 2021.

On April 21, 2020, the Company entered into a 30-year loan agreement with U.S. Small Business Administration in the amount of $51,500 bearing interest at 3.75%, with required monthly principal and interest payments of $251 beginning 12 months from the date of the loan agreement, the balance of principal and interest will be payable 30 years from the date of the loan agreement.

On November 11, 2020, the Company entered into a loan agreement with StartEngine Primary, LLC in the amount of $50,000 bearing no interest. The loan was to have been repaid on the date of the closing of the January 2021 offering, out of the proceeds of that offering. The loan was repaid in full on February 17, 2021.

On November 23, 2020, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $50,000. The Company is to remit $1,094 in 52 weekly installments to PayPal until $56,880 is paid back. This loan was paid in full on July 9, 2021, from the proceeds of a new PayPal loan in the amount of $67,900. The $67,900 short term loan has a fixed interest of $9,343 and requires weekly payments of $1,485. As of December 31, 2021, there was $37,439 in principal and $2,668 in interest outstanding under the loan. The current PayPal loan matures on July 9, 2022.

In January 2021, we entered into a loan agreement with Shopify in the amount of $30,510. In July 2021, the Company entered into a second loan agreement with Shopify in the amount of $30,000. Both loans required that 17% of gross sales be used to repay the loans. Both loans were paid in full as of December 31, 2021.

In January 2021, we entered into a loan agreement with StartEngine Primary, in the amount of $100,000 bearing no interest. Repayment was made from the proceeds of the 2021 StartEngine campaign. The loan was paid in full as of December 31, 2021.

On February 2, 2021, we entered into a loan with Chase Bank in the principal amount of $58,672, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note which bears interest at a fixed rate of 0.98% per annum, and the first six months of interest is deferred. The loan has an initial term of two years and is unsecured. We used the proceeds of the loan for payroll and other expenses permitted by the CARES Act. We received full forgiveness of this loan in December 2021.

On September 14, 2021, we received a second economic disaster relief loan from the US Small Business Administration in the principal amount of $378,900. In connection therewith, we entered into a Loan and Authorization Agreement, a Promissory Note and a Security Agreement. The loan has a term of thirty (30) years and bears interest at a fixed rate of 3.75% per annum. The loan is secured by all our assets. Monthly payments of interest and principal of $1,951 are due, beginning twenty-four months from the date of this Note.

On November 17, 2021, the aforementioned SBA loan was increased by $59,500 for a total outstanding balance of $438,400. Monthly payments were increased from $1,951 to $2,256. We intend to use the proceeds of the loan for working capital.

Total interest expense for the twelve months ended December 31, 2021 was $28,401.

Future minimum debt payment under the Company's outstanding loans are as follows as of December 31, 2021:

Minimum Debt Payments		
2022	$	38,192
2023		3,012
2024		25,572
2025		30,084
2026		30,084
Thereafter		400,195
Total	$	527,139

NOTE 5: STOCKHOLDERS' EQUITY

Common Stock

During 2017, the Company amended its Articles of Incorporation, authorizing 10,000,000 shares of common stock, of which 3,911,569 shares were designated as Series A Common Stock at $0.0001 par value, 1,803,818 shares were designated as Series B Common Stock at $0.0001 par value, and 4,284,613 shares were designated as Series C Common Stock at $0.0001 par value.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Series B Common Stock and Series C Common Stock are identical to those of the Class A Common Stock other than in respect to voting and information rights, where Class A Common Stock holders are entitled to ten votes for each share of Series A Common Stock, the holders of Series B Common Stock are entitled to one vote for each share of Series B Common Stock, the holders of Series C Common Stock have no voting rights. As of December 31, 2021 and December 31, 2020, 2,530,319 and 2,530,319 shares of Series A Common Stock were issued and outstanding, respectively. As of December 31, 2021 and December 31, 2020, 646,791 and 624,791 shares of Series B Common Stock were issued and outstanding, respectively.

During the year ended December 31, 2021 and the year ended December 31, 2020, the Company raised proceeds of $1,867,143 and $533,553, respectively, in an offering of its Series C Common Stock pursuant to an offering under Regulation A and Regulation Crowdfunding, issuing 232,570 and 160,921 shares of Class C common stock, respectively, at a price of $8.86 per share. As of December 31, 2021 and December 31, 2020, 1,112,051 and 879,677 shares of Series C Common Stock were issued and outstanding, respectively. As of December 31, 2021 and December 31, 2020, $100,000 and $0, respectively, were recorded as funds held in escrow (asset) on the balance sheet.

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and December 31, 2020 and for the years ended

During the year ended December 31, 2021, the Company bought back 283 shares of Series C Common Stock at $8.86 per share for $2,507. Certain share issuances were subject to vesting provisions, and generally vest over a period of four years, subject to a six-month or one-year cliff.

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Stock Option and Grant Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 793,918 shares as of December 31, 2021 and December 31, 2020. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprised 759,857 of the awards granted since the Plan's inception, net of forfeitures.

In 2020, the Company granted 19,533 shares of restricted stock, of which 18,079 were vested as of December 31, 2021 and 9,439 shares were vested as of December 31, 2020, at a price of $3.80 per share, resulting in compensation expense of $32,832 and $35,868 for the years ended December 31, 2021 and December 31, 2020, respectively. The remaining shares vest in January and February 2022. Shares available for grant under the Plan amounted to 14,528 and 181,613 as of December 31, 2021 and December 31, 2020, respectively.

In January 2021, 22,000 options were exercised, and shares of Series B common stock were issued. On April 5, 2021, the Company granted 56,434 shares of Series B Common Stock to its new VP of Marketing and Communications. The options vest as follows: 37.5% on the eighteen (18) month anniversary of the grant and the remaining options vest in thirty-six (30) equal installments on each monthly anniversary of the grant date. On October 1, 2021, the Company granted 54,217 shares of Series B Common Stock to its Development Consultant. The options vest as follows: 25% on the sixth (6) month anniversary of the grant and the remaining options vest in thirty-six (36) equal installments on each monthly anniversary of the grant date. On April 5, 2021, the Company granted 56,434 shares of Series B Common Stock to its new Back-End Developer. The options vest as follows: 25% on the twelfth (12) month anniversary of the grant and the remaining options vest in twenty-nine (29) equal installments on each monthly anniversary of the grant date.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and December 31, 2020 and for the years ended

employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

For options issued to date, a vesting schedule of 0-4 years has been used. A summary of information related to stock options for the periods ended December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021		December 31, 2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	481,098	$ 0.114	481,098	$ 0.115
Granted	167,085	$ 2.30	-	$ -
Exercised	(22,000)	$ 0.11	-	$ -
Forfeited	-	$ 0.11	-	$ -
Outstanding - end of year	626,183	$ 0.20	481,098	$ 0.115
Exercisable at end of year	459,098	$ 0.12	481,098	$ 0.114
Weighted average grant date fair value of options granted	0.42		N/A	
Weighted average duration to expiration of outstanding	7.1		6.3	

The value of the stock options issued in 2021 is $70,176. This value is based on the $0.92 fair market value of a share of the Company's Series B Common Stock, as determined by an independent and qualified consultant engaged to estimate the fair market value of the Series B Common Stock as of December 31, 2021, in compliance with Internal Revenue Code Section 409 and a $0.42 value per option as calculated using the Black-Scholes model. Stock compensation expense related to these options will be recognized starting in 2022, based on the vesting schedules noted above. See also Note 11: Subsequent Events.

NOTE 7: LEASE OBLIGATION

The Company entered into a lease agreement for office space in New York. The lease term commenced September 1, 2016 and was scheduled to expire after 12 months on August 31, 2017. Monthly lease obligations under the lease totaled $3,900 per month. On April 1, 2017, the Company

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and December 31, 2020 and for the years ended

amended its previous lease dated September 1, 2016, for a new 12-month period with monthly rent payments of $5,200. Subsequently, on July 1, 2017, the Company amended the previous lease dated April 1, 2017 for a new 12-month period with monthly rent payments of $7,800. On November 1, 2019, the Company entered into a new 12-month lease with monthly rent payments of $1,400. On November 1, 2020 and 2021 the lease automatically renewed. Rent payment is dependent on the number of desks needed. Rent expense for the periods ended December 31, 2021 and December 31, 2020 totaled $47,490 and $74,400, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

We were materially and adversely affected by the COVID-19 outbreak in 2020 and 2021. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods for non-public companies beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: CONCENTRATION

Substantially all the Company's inventory is from one manufacturer and the loss of this manufacturer could have a material impact on the Company's operations.

NOTE 11: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through May 2, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and December 31, 2020 and for the years ended

In February 2022, the Company's VP of Marketing and Communications resigned and forfeited 56,434 in stock options.

In March 2022, the Small Business Administration extended the loan repayment start date for economic disaster relief loans issued by the US Small Business Administration, the principal amounts of which totaled $489,700 at December 31, 2021, from twenty-four months to thirty months from the effective date of each loan.

From January 1 to May 2, 2022, the Company raised additional funds from its Regulation A Crowdfunding campaign in which 4,518 shares of Series C Common Stock were issued in exchange for gross proceeds of $36,521 or $35,243, net of fees. The price per share ranged from $7.42 to $8.86. The funds were disbursed to the Company in April 2022.